1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main

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STEPHEN T. COHEN

stephen.cohen@dechert.com +1 202 261 3304 Direct

+1 202 261 3024 Fax

April 21, 2020

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Lisa N. Larkin, Esq.

Re: The Charles Schwab Family of Funds (File Nos. 033-31894 and 811-05954) (the "Registrant")

Dear Ms. Larkin:

This letter responds to the comment of the U.S. Securities and Exchange Commission ("SEC") staff on Post-Effective Amendment ("PEA") No. 114 to the Registrant's registration statement on Form N-1A ("Registration Statement") under the Securities Act of 1933, as amended ("1933 Act"), and Amendment No. 115 under the Investment Company Act of 1940, as amended (the "1940 Act"), filed pursuant to Rule 485(a)(1) under the 1933 Act on February 24, 2020. PEA No. 114 was made for the purpose of registering Ultra Shares of each of the Schwab AMT Tax-Free Money Fund, Schwab California Municipal Money Fund, and Schwab New York Municipal Money Fund (collectively, the "Funds"), each a series of the Registrant. The SEC staff's comment was provided by you to Alexandra O. Riedel of Charles Schwab Investment Management, Inc. and Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on February 9, 2020.

Capitalized terms have the same meaning as in PEA No. 198, unless otherwise noted. A summary of the SEC staff's comment, followed by the response of the Registrant, is set forth below:

1.Comment: Footnote 1 to each Fund's "Fund Fees and Expenses" table states that "'other expenses' is an estimate based on the expenses the fund's Ultra Shares expects to incur for its first full fiscal year." Please supplementally confirm the reason that the other expenses figures will be estimated for Ultra Shares and consider clarifying this disclosure.

Response: The Registrant notes that the other expenses figures will be estimated for Ultra Shares of each Fund because this is a new share class for each Fund with no operating history. Instruction 3(d)(i) to Item 3 of Form N-1A provides that a fund should base the expense information reported in its fees and expenses table on the expenses the fund incurred during its most recent fiscal year. However, Ultra Shares of each Fund have not yet commenced operations and each Fund therefore did not incur expenses with respect to Ultra Shares during the most recent fiscal year. Form N-1A does not provide instructions

April 21, 2020

for how to report expenses for a new share class of an existing fund; however, instruction 6(a) to Item 3 of Form N-1A provides that new funds should estimate "Other Expenses" that reflect the expenses the fund expects to incur during the current fiscal year. Based on the Registrant's interpretation of these instructions, the Registrant believes it is reasonable to estimate expenses for each Fund's Ultra Shares based on the expenses incurred by the Fund's other share class based on actual operations, as well as any differences in contractual expenses and other expense components between Ultra Shares and the other share class, among other factors taken into account. As a result, the Registrant has not made any changes in response to this comment.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen Stephen T. Cohen